GOLDBERG SEGALLA	Adam Katz | Partner Direct 646.292.8787 | akatz@goldbergsegalla.com

 November 18, 2021

Via first class mail and EDGAR

Ameen Hamady Jennifer Monick U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549

Re:	BluBuzzard, Inc., Registration Statement on Form 10-12G File No. 000-56019

Dear Ms. Hamady and Ms. Monick:

This firm has been retained to represent BluBuzzard, Inc. (“BluBuzzard”) with respect to the above-referenced matter. We write in response to oral comments with SEC staff on November 15, 2021 to include updated financial statements and Notes.

COMPANY RESPONSE:

The Company has amended its Form 10 registration statement to include the most recent quarterly financial statements and Notes for the quarterly period ending September 30, 2021 on Pages F-28 through F-37. The Company acknowledges the automatic effectiveness of its registration statement on November 20, 2021. Furthermore, the Company understands that the Commission may or may not have more comments after the effective date.

711 3rd Avenue, Suite 1900, New York, NY 10017-4013 | 646-292-8700 | 646-292-8701 | www.goldbergsegalla.com

CALIFORNIA | CONNECTICUT | FLORIDA | ILLINOIS | NEW JERSEY | NEW YORK | NORTH CAROLINA | MARYLAND | MISSOURI | PENNSYLVANIA

BluBuzzard has made a reasonable, diligent, proportional, and good faith effort to investigate the SEC’s comments contained in the Letter, and to locate and provide accurate, adequate, and responsive information. BluBuzzard reserves the right to change, amend, or supplement the responses herein if additional information is ascertained.

Please do not hesitate to reach out to me if the SEC had any further comments or questions

Very truly yours,

/s/ Adam S. Katz

Adam S. Katz, Esq.

AK:sd

cc: James G. Xilas

711 3rd Avenue, Suite 1900, New York, NY 10017-4013 | 646-292-8700 | 646-292-8701 | www.goldbergsegalla.com

CALIFORNIA | CONNECTICUT | FLORIDA | ILLINOIS | NEW JERSEY | NEW YORK | NORTH CAROLINA | MARYLAND | MISSOURI | PENNSYLVANIA